            Buenos Aires, October 31, 2017

COMISIÓN NACIONAL DE VALORES

BOLSA DE COMERCIO DE BUENOS AIRES

Ref.: Information on Resignations – Arts. 8°, Sec. II, Cap. III, Tit. I and 3° 3), Sec. II, Cap. I, Tit. XII of the CNV Regulations.

Dear Sirs,

I am writing to you in my capacity as Responsible of Market Relations of Pampa Energía S.A. (the “Company”), in accordance with Arts. 8°, Sec. II, Cap. III, Tit. I and 3° 3), Sec. II, Cap. I, Tít. XII of the CNV Regulations.

To this extent, it is informed that on the date hereof the Company received the resignations presented by:

(i)                Mr. Diego Martín Salaverri to his positions as Director and Responsible of Market Relations, with effects as of today.

(ii)              Mrs. Clarisa Lifsic to her positions as Director and member of the Audit Committee, with effects as of today.

(iii)            Mr. Javier Campos Malbrán to his position as Director, with effects as of November 30th, 2017.

(iv)            Mr. Damián Burgio to his position as alternate member of the Supervisory Committee, with effects as of today.

The aforementioned resignations obey to personal reasons, they are not malicious nor inconvenient nor they affect to normal operation of the Board of Director and or the Supervisory Committee, as the case may be.

Sincerely,

María Agustina Montes

Head of Market Relations